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17009425

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12500

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Yards Street Building I, Mailing Code: GI-1D-NSL1
(No. and Street)

GrandView Heights	OH	43212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Igodan, Jr. 614-677-2943
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Blvd Suit 500	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Igodan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Notary Public

NOTARIAL SEAL STATE OF OHIO

CHRISTINE O'BRIEN
Notary Public, State of Ohio
My Commission Expires 12-22-2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Securities, LLC:

We have reviewed management's statements, included in the accompanying Nationwide Securities, LLC Exemption Report (the Exemption Report), in which (1) Nationwide Securities, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016, except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

The accompanying Exemption Report includes a statement that the Company met the exemption provisions, except as described in its Exemption Report. During our review we identified an additional 2,726 instances during the year ended December 31, 2016, in which the Company did not promptly transmit all funds and securities received from customers by noon of the next business day following receipt in accordance with the identified exemption provision. We believe these exceptions were required to be disclosed in the Exemption Report.

Based on our review, with the exception of the matter described in the preceding paragraph, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 28, 2017

Nationwide®
is on your side

Nationwide Securities, LLC Exemption Report

Nationwide Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the *following:*

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year except as described below:

1. A customer check in the amount of $125,000 was received by the Broker/Dealer on 11/15/2016. On 12/7/2016, Compliance was informed that the check would be returned to the client however it was later sent to the product sponsor, American Funds on 12/16/2016.

2. An agent received a subsequent deposit check in the amount of $16,329.25 for an IRA plan on 11/7/2016 but did not forward until 12/8/2016.

3. An agent received a subsequent deposit check in the amount of $16,111.54 for an IRA plan on 11/1/2016 but did not forward until 12/8/2016.

4. An agent received the subsequent deposit check on 2/23/2016 and overnighted to the incorrect address. UPS returned the package to the agent and the agent resent to the Broker/Dealer on 2/29/2016.

5. An agent dated the new business paperwork as of 3/15/2016 and forwarded with the check in the amount of $6105.61 to the Broker/Dealer via Priority Mail instead of Overnight Mail and was received by the Broker/Dealer on 3/21/2016.

6. An agent met with the customer on 5/11/2016 and was out of the office traveling for other appointments until 5/13/2016. He sent the new business paperwork and check in the amount of $2,000 via Overnight Mail on 5/13/2016.

7. An agent received the subsequent check in the amount of $1,363.35 on 9/16/2016 and did not send via Overnight Mail to the Broker/Dealer.

Nationwide Securities, LLC

I, Christopher Igodan, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: AVP, Finance Controllership

Date: February 28, 2017

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Securities, LLC:

We have reviewed management's statements, included in the accompanying Nationwide Securities, LLC Exemption Report (the Exemption Report), in which (1) Nationwide Securities, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016, except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

The accompanying Exemption Report includes a statement that the Company met the exemption provisions, except as described in its Exemption Report. During our review we identified an additional 2,726 instances during the year ended December 31, 2016, in which the Company did not promptly transmit all funds and securities received from customers by noon of the next business day following receipt in accordance with the identified exemption provision. We believe these exceptions were required to be disclosed in the Exemption Report.

Based on our review, with the exception of the matter described in the preceding paragraph, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 28, 2017

Nationwide®
is on your side

Nationwide Securities, LLC Exemption Report

Nationwide Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the *following:*

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year except as described below:

1. A customer check in the amount of $125,000 was received by the Broker/Dealer on 11/15/2016. On 12/7/2016, Compliance was informed that the check would be returned to the client however it was later sent to the product sponsor, American Funds on 12/16/2016.
2. An agent received a subsequent deposit check in the amount of $16,329.25 for an IRA plan on 11/7/2016 but did not forward until 12/8/2016.
3. An agent received a subsequent deposit check in the amount of $16,111.54 for an IRA plan on 11/1/2016 but did not forward until 12/8/2016.
4. An agent received the subsequent deposit check on 2/23/2016 and overnighted to the incorrect address. UPS returned the package to the agent and the agent resent to the Broker/Dealer on 2/29/2016.
5. An agent dated the new business paperwork as of 3/15/2016 and forwarded with the check in the amount of $6105.61 to the Broker/Dealer via Priority Mail instead of Overnight Mail and was received by the Broker/Dealer on 3/21/2016.
6. An agent met with the customer on 5/11/2016 and was out of the office traveling for other appointments until 5/13/2016. He sent the new business paperwork and check in the amount of $2,000 via Overnight Mail on 5/13/2016.
7. An agent received the subsequent check in the amount of $1,363.35 on 9/16/2016 and did not send via Overnight Mail to the Broker/Dealer.

Nationwide Securities, LLC

I, Christopher Igodan, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: AVP, Finance Controllership

Date: February 28, 2017

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Enterprise Disclosure Committee
Nationwide Securities, LLC:

We have audited the accompanying statement of financial condition of Nationwide Securities, LLC (the Company) as of December 31, 2016, and the related statement of operations, statement of changes in member's equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 28, 2017

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	10,975,199
Receivables:		
Investment companies		1,076,600
Brokers and dealers		60,574
Affiliates		150,018
Other receivables		7,381
Prepaid expenses and other		33,595
Clearing organization deposit		120,001
Total assets	$	12,423,368
Liabilities and member's equity		
Liabilities		
Payable to affiliates	$	1,595,603
Sales commissions payable		857,130
Other liabilities		221,076
Total liabilities	$	2,673,809
Member's equity		
Member's equity		9,749,559
Member's equity	$	9,749,559
Total liabilities and member's equity	$	12,423,368

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

Year ended December 31, 2016

Revenues	
Revenue from sales of variable products of affiliates	$ 15,259,749
Revenue from sales of commissionable securities	6,832,669
Investment advisory revenue	1,374,615
Revenue from sales of non-commissionable securities	2,625,419
Interest income	61
Total revenues	$ 26,092,513
Expenses	
Registered representatives' compensation from sales of variable products of affiliates	$ 14,372,729
Registered representatives' compensation from sales of commissionable securities and advisory services	6,013,237
Compensation and benefits	7,278,984
Other operating expenses	2,877,911
Total expenses	$ 30,542,861
Net loss	$ (4,450,348)

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Changes in Member's Equity

Year ended December 31, 2016

		Member's equity
Balance as of December 31, 2015	$	9,199,907
Capital Contributions		5,000,000
Net loss		(4,450,348)
Balance as of December 31, 2016	$	9,749,559

See accompanying notes to the financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities		
Net loss	$	(4,450,348)
Adjustments to reconcile net income to net cash provided from operating activities:		
(Increase) decrease in:		
Receivables from investment companies, brokers and dealers, affiliates and other		(189,484)
Prepaid expenses and other		5,383
Increase (decrease) in:		
Payable to affiliates		(225,482)
Sales commissions payable		19,587
Other Liabilities		120,667
Net cash used by operating activities	$	(4,719,677)
Cash flows from financing activities		
Capital contributions		5,000,000
Net cash provided by financing activities	$	5,000,000
Net increase in cash	$	280,323
Cash, beginning of year		10,694,876
Cash, end of year	$	10,975,199

See accompanying notes to the financial statements.

(1) Nature of Operations

Nationwide Securities, LLC (NS LLC or the Company) is a wholly-owned subsidiary of Nationwide Financial Services Distributors, Inc (NFSDI), which in turn is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company (NMIC). The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered investment advisor under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(2)(ii). To qualify for the exemption under Rule 15c3-3(k)(2)(ii), the Company must clear customer transactions through a clearing broker-dealer on a fully-disclosed basis. The firm is prohibited from carrying customer accounts and must promptly transmit all customer funds and securities received in connection with its broker-dealer activities to its clearing broker-dealer.

The Company is currently registered in all 50 states and the District of Columbia. The Company engages in the distribution of variable life insurance policies, variable annuities, mutual funds and general securities. The Company is a distributor of variable life insurance policies and variable annuity contracts issued by NFS' subsidiaries Nationwide Life Insurance Company (NLIC) and Nationwide Life and Annuity Company (NLAIC).

NS LLC collects commissions for Nationwide Financial General Agency Inc. (NFGA), a wholly-owned subsidiary of NFSDI, through its National Securities Clearing Corporation (NSCC) account, on a pass through basis, and remits the amounts to NFGA monthly. Any amounts due to NFGA as of the reporting date are included in Payable to affiliates.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Receivables

The amounts shown for all receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a three month period. No recovery allowance is considered necessary for any of the receivable balances.

Revenue and Registered Representatives' Compensation Expense Recognition

Revenue from securities transactions and from the sale of mutual funds, which is reported as Revenue from sales of commissionable securities on the Statement of Operations, is recorded on a settlement date basis. The registered representative commission expense paid on this revenue is included in Registered representatives' compensation from sales of commissionable securities and advisory services on the Statement of Operations.

The Company records commission revenue based on the sales of variable products of affiliates on which commissions are paid to its registered representatives. This revenue, which is based on agreed upon commission rates, is recognized when earned and recorded as Revenue from sales of variable products of affiliates. Commission expense and related service fees are expensed when incurred and reported as Registered representatives' compensation from sales of variable products of affiliates on the Statement of Operations.

The Company earns revenue from fee-based asset management programs in which third party money managers direct the investments and provide financial planning services for the Company's clients. Fees are based on individual asset manager fee schedules and are received quarterly from these third party managers, but are recognized monthly as earned on a pro rata basis over the term of the management contract. This revenue is reported as Investment advisory revenue. The commission expense incurred on this revenue is reported as Registered representatives' compensation from sales of commissionable securities and advisory services on the Statement of Operations.

The Company also receives revenue from securities and mutual funds transactions that are not associated with a registered representative and for which no commission expense is incurred. This revenue is recognized as earned on a settlement date basis and is reported on the Statement of Operations as Revenue from sales of non-commissionable securities.

Concentrations of Credit Risk

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns revenue. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions which the Company believes are financially sound.

Income Taxes

The Company is a single member limited liability company and thus, is considered and treated as a disregarded entity for federal income tax purposes. Therefore, no provision or liability for income taxes has been included in the financial statements. All of the Company's taxable income and expense are included in the income and expense of its single member parent. The federal income tax benefit for the year ended December 31, 2016 would have been $1,549,948 if the Company was not a disregarded entity.

(3) Recently Issued Accounting Standards

The Company has not adopted any accounting standards with a material impact to the financial statements and does not expect a material impact to the financial statements as a result of accounting standards issued but not yet adopted.

(4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $250,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital. The minimum net capital requirement was $250,000 on December 31, 2016.

On December 31, 2016, the Company exceeded both elements of net capital requirements, as aggregate indebtedness was 0.29 times net capital, which was $9,223,766. The amount of net capital in excess of the statutory requirement was $8,973,766.

(5) Related Party Transactions

The Company has entered into cost sharing agreements with NMIC and other affiliates as part of its ongoing operations. Expenses covered under the agreements are subject to allocation among NMIC and those subsidiaries. The criteria used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed by participating companies. In addition, Nationwide Services Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed.

The Payable to affiliates balance includes $651,302 of current month's expenses charged to the Company under its cost sharing agreement, and $944,301 of fixed sales commissions that NS LLC collected for NFGA. The Compensation and benefits and Other operating expenses recorded in the Statement of Operations were incurred under the aforementioned agreement. The Company received $5,000,000 of capital contributions from NFSDI. during the year, which was utilized to support the Company's requirements under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company is reliant on capital contributions from its parent on a regular and ongoing basis to continually meet and/or exceed the net capital requirements.

During 2016, the Company reported revenue and related commission expense and service fees for sales of the following affiliated companies products:

	Revenues	Registered Representatives' Compensation
NLIC and NLAIC variable annuities	$ 11,436,080	$ 10,713,135
NLIC and NLAIC variable life	3,302,948	3,305,620
Nationwide mutual funds	520,721	353,974
Total	$ 15,259,749	$ 14,372,729

(6) Employee Benefit Plan

Full time equivalent employees allocated to the Company participate in several benefit plans sponsored by NMIC, for which the Company has no legal obligations. Expenses are allocated to the companies who employ participants based on headcount. The Company received a credit to incurred expenses of $30,136 related to the various plans for the year ended December 31, 2016. The credit amount was included in Compensation and benefits expense in the Statement of Operations.

(7) Agreement with Clearing Broker-Dealer

The Company has entered into an agreement with an unaffiliated broker-dealer to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the clearing broker that result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions based on management's analysis of this exposure as of December 31, 2016.

(8) Contingencies

The Company is subject to legal and regulatory proceedings in the normal course of its business. It is often not possible with any degree of certainty to determine the likely ultimate outcomes of the pending regulatory and legal proceedings or to provide reasonable ranges of potential losses. The Company believes that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position. Nonetheless, it is possible that such outcomes could materially affect the Company's financial position or results of operations in a particular quarter or annual period given the large or indeterminate amounts sought in certain of these legal proceedings and the inherent unpredictability of litigation.

The Company is subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Department of Labor (DOL), the Internal Revenue Service, the Federal Reserve Bank and state securities divisions. Such regulatory entities may, in the normal course of business, engage in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, the Company is cooperating with regulators.

This scrutiny is expected to continue in the future and could result in legal precedents and new industry-wide legislation, rules and regulations that could significantly affect the financial services industry, including mutual fund, retirement plan, life insurance and annuity companies. This scrutiny could also affect the outcome of one or more of the Company's or its affiliates' litigation matters. There can be no assurance that any such litigation or regulatory actions will not have a material adverse effect on the Company and/or its affiliates in the future.

(9) Subsequent Events

The Company evaluated subsequent events through February 28, 2017, the date at which the financial statements were issued.

NATIONWIDE SECURITIES, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2016

Computation of Net Capital

1. Total equity from Statement of Financial Condition	$	9,749,559
2. Deduct member's equity not allowable for net capital		-
3. Total member's equity qualified for net capital		9,749,559
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		9,749,559
6. (Deductions) and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition		(525,639)
B. Other (deductions) and/or charges		(154)
7. Other additions and/or (credits)		-
8. Net capital before haircuts on securities positions		9,223,766
9. Haircuts on securities		-
10. Net capital	$	9,223,766

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of Line 19)	$	178,254
12. Minimum net capital requirement of reporting broker		250,000
13. Net capital requirement (greater of line 11 or 12)		250,000
14. Excess net capital (line 10 less line 13)		8,973,766
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	8,923,766

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from Statement of Financial Condition	$	2,673,809
17. Add drafts for immediate credit		-
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		-
19. Total aggregate indebtedness	$	2,673,809
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		28.99%

Schedule of Nonallowable Assets (Line 6A)

Receivables from investment companies, brokers and dealers, affiliates and others	$	492,044
Prepaid expenses and other		33,595
Total Line 6A	$	525,639

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2016.

See accompanying report of independent registered public accounting firm.

Schedule II

NATIONWIDE SECURITIES, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2016

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

NATIONWIDE SECURITIES, LLC

(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2016

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.